

Mail Stop 3030

June 1, 2009

Via U.S. Mail

Mr. Rowland Perkins
Mr. Willie Gault
Co-Chief Executive Officers
Heart Tronics, Inc.
4705 Laurel Canyon Blvd, Suite 203
Studio City, CA   91607

     RE: **Heart Tronics, Inc.**
           Item 4.01 Form 8-K
           Filed March 23, 2009
           File No. 1-32523

Dear Mr. Perkins and Mr. Gault:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

           Sincerely,

           Kevin L. Vaughn
           Accounting Branch Chief